SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Zynga Inc.

(Name of Issuer)

Class A Common Stock, $0.00000625 per share

(Title of Class of Securities)

98986T108

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98986T108	13G	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Union Square Ventures 2004, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON* PN

(1)	This Schedule 13G is filed by each of Union Square Ventures 2004, L.P. (“Ventures”), Union Square Principals 2004, a Delaware Multiple Series LLC (“Principals”), Union Square GP 2004, L.L.C. (“Union Square GP”), Brad Burnham (“Burnham”), Fred Wilson (“Wilson”), Albert Wenger (“Wenger”) and John Buttrick (“Buttrick”) (hereinafter sometimes referred to collectively as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 98986T108	13G	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Union Square Principals 2004, a Delaware Multiple Series LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 98986T108	13G	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Union Square GP 2004, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 98986T108	13G	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Brad Burnham
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 98986T108	13G	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fred Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 98986T108	13G	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Albert Wenger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 98986T108	13G	Page 8 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John Buttrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 98986T108	13G	Page 9 of 13 Pages

Item 1.

(a)	Name of Issuer

Zynga Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

699 Eighth Street
San Francisco, CA 94103

Item 2.

(a)	Name of Person Filing

Union Square Ventures 2004, L.P.
Union Square Principals 2004, a Delaware Multiple Series LLC
Union Square GP 2004, L.L.C.
Brad Burnham
Fred Wilson
Albert Wenger
John Buttrick

See attached Exhibit A, which is a copy of their agreement in writing to file this statement on behalf of each of them.

(b)	Address of Principal Business Office or, if none, Residence

The business address for each of Ventures, Principals, Union Square GP, Burnham, Wilson, Wenger and Buttrick is c/o Union Square Ventures, 915 Broadway 19th Floor, New York, NY 10010.

(c)	Citizenship

Ventures is a limited partnership organized under the laws of the State of Delaware. Each of Principals and Union Square GP are limited liability companies organized under the laws of the State of Delaware. Messrs. Burnham, Wilson, Wenger and Buttrick are citizens of the United States.

CUSIP No. 98986T108	13G	Page 10 of 13 Pages

(d)	Title of Class of Securities

Class A Common Stock, $0.00000625 per share (the “Class A Common Stock”)

(e)	CUSIP Number

98986T108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of December 31, 2012 none of Ventures, Principals, Union Square GP and Messrs. Burnham, Wilson, Wenger or Buttrick beneficially owned any shares of Class A Common Stock of the Issuer.

(b)	Percent of class:

As of December 31, 2012 each of Ventures, Principals, Union Square GP and Messrs. Burnham, Wilson, Wenger and Buttrick owned 0% of the shares of Class A Common Stock of the Issuer.

CUSIP No. 98986T108	13G	Page 11 of 13 Pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote – 0

(ii)	Shared power to vote or to direct the vote – 0

(iii)	Sole power to dispose or to direct the disposition of – 0

(iv)	Shared power to dispose or to direct the disposition of – 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 98986T108	13G	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2013	Union Square Ventures 2004, L.P.
By: its General Partner, Union Square GP 2004, L.L.C.

	By :	/s/Fred Wilson
	Name:	Fred Wilson
	Title:	Managing Member

February 11, 2013	Union Square Principals 2004, a Delaware Multiple Series LLC
By: its General Partner, Union Square GP 2004, L.L.C.

	By:	/s/Fred Wilson
	Name:	Fred Wilson
	Title:	Managing Member

February 11, 2013	Union Square GP 2004, L.L.C.

	By:	/s/Fred Wilson
	Name:	Fred Wilson
	Title:	Managing Member

February 11, 2013
/s/Brad Burnham
Brad Burnham

February 11, 2013	/s/Fred Wilson
Fred Wilson

February 11, 2013	/s/Albert Wenger
Albert Wenger

February 11, 2013	/s/John Buttrick
John Buttrick

CUSIP No. 98986T108	13G	Page 13 of 13 Pages

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of Zynga Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

February 11, 2013	Union Square Ventures 2004, L.P.
By: its General Partner, Union Square GP 2004, L.L.C.

	By :	/s/Fred Wilson
	Name:	Fred Wilson
	Title:	Managing Member

February 11, 2013	Union Square Principals 2004, a Delaware Multiple Series LLC
By: its General Partner, Union Square GP 2004, L.L.C.

	By:	/s/Fred Wilson
	Name:	Fred Wilson
	Title:	Managing Member

February 11, 2013	Union Square GP 2004, L.L.C.

	By:	/s/Fred Wilson
	Name:	Fred Wilson
	Title:	Managing Member

February 11, 2013
/s/Brad Burnham
Brad Burnham

February 11, 2013	/s/Fred Wilson
Fred Wilson

February 11, 2013	/s/Albert Wenger
Albert Wenger

February 11, 2013	/s/John Buttrick
John Buttrick